UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Update on I-Mab v. Inhibrx, Inc. and Dr. Brendan Eckelman

I-Mab (the “Company”) today announced a jury trial verdict related to a portion of the ongoing litigation against Inhibrx, Inc. (“Inhibrx”) and Dr. Brendan Eckelman (together “the Defendants”). This trial was related to the litigation against the Defendants’ alleged misappropriation of the Company’s preclinical and clinical trade secret data, allegedly obtained by Dr. Eckelman while acting as an expert witness for Tracon Pharmaceuticals, Inc. The Company sought damages in the form of a lump sum reasonable royalty, along with exemplary damages for Defendants’ willful and malicious misappropriation. The judge bifurcated for a later bench trial the Company’s claims related to Defendants’ misappropriation of its business trade secret information.

On Friday, November 1, 2024, a federal jury in the United States District Court for the District of Delaware found in favor of the Defendants in this bifurcated trial relating to a portion of the Company’s trade secret information. While this jury verdict is disappointing, the Company intends to continue to focus its efforts on developing cutting-edge antibodies for the treatment of cancer and defending its valuable trade secret information.

Incorporation by Reference

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-279842, File No. 333-265684, File No. 333-256603 and File No. 333-239871) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: November 5, 2024